Exhibit 99.1

Caesarstone Reports First Quarter 2025 Financial Results

- Revenue of $99.6 Million -

- Gross Margin of 21.3% -

- Strong Balance Sheet with Net Cash Position of $85.3 Million -

- Continued Progress on Strategic Transformation and Cost Optimization Initiatives -

MP MENASHE, Israel – May 7, 2025 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its first quarter ended March 31, 2025.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “We delivered modest sequential improvement this quarter as our business continues to stabilize in a challenging market environment. These results reflect our ability to effectively navigate a complex global landscape while advancing key initiatives that are designed to transform our business for long-term success. Our manufacturing optimization efforts are already yielding measurable benefits, our porcelain expansion is gaining momentum, and we anticipate that our R&D investments will drive growth. While we are carefully monitoring the impact of recently imposed U.S. tariffs, our strong balance sheet and operational flexibility leave us well positioned to manage near-term headwinds as we continue to build a more agile, innovation and marketing driven organization well equipped to capture long-term growth opportunities.”

First Quarter 2025 Results

Revenue in the first quarter of 2025 was $99.6 million compared to $118.3 million in the prior year quarter. On a constant currency basis, first quarter revenue was down 14.5% year-over-year mainly due to lower volumes. Volumes were impacted by global economic headwinds across the Company's main regions resulting in lower demand accompanied by greater competitive pressures.

Gross margin in the first quarter of 2025 was 21.3% compared to 24.5% in the prior year quarter. Adjusted gross margin in the first quarter was 21.2%, compared to 24.4% in the prior year quarter. The difference in gross margin was mainly due to unfavorable product mix and lower volumes and production, which resulted in lower fixed costs absorption, partially offset by the benefits of an improved production footprint.

Operating expenses in the first quarter of 2025 were $35.9 million, or 36.1% of revenue, compared to $34.6 million, or 29.2% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies, and restructuring and impairment expenses, operating expenses were 32.6% of revenue compared to 28.6% in the prior year quarter, primarily due to lower revenues.

Operating loss in the first quarter of 2025 was $14.8 million compared to an operating loss of $5.6 million in the prior year quarter, primarily reflecting lower gross profit and higher legal settlements and loss contingencies.

Adjusted EBITDA in the first quarter of 2025, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies, impairment and restructuring charges and other non-recurring items, was a loss of $7.1 million in the first quarter of 2025 compared to a gain of $0.6 million in the prior year quarter.

Finance income in the first quarter of 2025 was $2.5 million compared to $0.7 million in the prior year quarter. The difference primarily reflects foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the first quarter of 2025 was $12.9 million compared to a net loss of $5.1 million in the prior year quarter. Net loss per share for the first quarter 2025 was $0.37 compared to a net loss per share of $0.15 in the prior year quarter. Adjusted diluted net loss per share for the first quarter was $0.29 on 34.6 million shares, compared to Adjusted diluted net loss per share of $0.13 in the prior year quarter on 34.6 million shares.

Balance Sheet & Liquidity

As of March 31, 2025, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits of $88.8 million and total debt to financial institutions of $3.5 million. The Company's net cash position was $85.3 million as of March 31, 2025.

US Tariffs Update

The U.S. government recently announced new tariffs affecting various countries and product categories, including a 10% tariff at this time for the majority of imported products. Approximately 49% of the Company's revenues are generated in the U.S. market, served by the Company’s global production network. While the full impact of these tariffs remains uncertain at this time, the Company is in regular dialogue with its manufacturing partners to optimize its supply chain and is also evaluating potential pricing actions in the U.S. market.

Legal Proceedings Update

As of March 31, 2025, the Company was subject to lawsuits with respect to 357 injured persons alleging injuries associated with exposure of fabricators and their employees to respirable crystalline silica dust. Of these, 51 were in Israel, 130 in Australia and 176 in the United States. As of March 31, 2025, the Company has recorded a provision of $50.0 million representing its assessment of exposure that is probable and estimable with respect to pending claims. The Company's insurance receivables for silicosis-related claims totaled $31.6 million. The Company has assessed the remaining 174 claims in the U.S. and determined that a loss is only reasonably possible or that the claims are still in an early stage.

If there is a change in the assessment for the outcome of the claims or the insurance coverage through the course of the trial processes, such changes could lead to a material and adverse impact on our business, financial position, results of operations or cash flows.

Outlook

“We are on track to realize the full benefits of our cost optimization initiatives and strategic investments for 2025. However, given the persistent macroeconomic pressures across our global footprint and the recently imposed U.S. tariffs, we are withdrawing our full year outlook provided on March 5, 2025 as we assess the potential direct and indirect impacts on our 2025 results. Even so, we remain focused on the disciplined execution of our transformation while continuing to invest strategically in innovation and marketing to drive long-term profitable growth,” concluded Nahum Trost, Caesarstone’s Chief Financial Officer.

Webcast and Conference Call Details

The Company will host a webcast and conference call today, May 7, 2025, at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-833-816-1463 and 1-412-542-4167, respectively. The toll-free Israeli number is 1 80 921 3284. Upon dialing in, please request to join the Caesarstone First Quarter 2025 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 10198535. The replay will be available beginning at 12:30 p.m. ET on Wednesday, May 7, 2025 and will last through 11:59 p.m. ET on Wednesday, May 14, 2025.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, LinkedIn  and Instagram

The Company has filed its annual report on Form 20-F for the year ended December 31, 2024 with the U.S. securities and exchange commission (“SEC”) and can be accessed on its website.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to Adjusted gross profit, GAAP net income (loss) to Adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements regarding the Company’s goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business. Actual results may differ materially from those projections and estimates due to various risks and uncertainties, both known or unknown. These factors include, but are not limited to: the effects of global and regional economy and geo-politics on the Company’s business and operations including the length, duration and impact of the war in Israel, the Houthi’s disruption to the movement of goods in the Red Sea and trade disruptions such as Turkey’s decision not to trade with Israel; the outcome of silicosis and other bodily injury claims, and the availability relevant insurance; regulatory changes and requirements relating to the manufacturing and fabrication of our products; the outcome of our restructuring efforts, of the closure of the Sdot Yam and Richmond Hill Facilities, the estimated closure costs and the estimated potential savings relating to said closures, the ability to sell or sublease all or part of these facilities; our ability to effectively collaborate with production business partners; our R&D and product introduction efforts, managing constraints in the global supply chain and effectively procuring raw materials and goods as well as fluctuations in their price; our ability to mitigate the recently imposed U.S. custom tariffs; our ability to protect our brand, technology and intellectual property, as well as our freedom to operate; competitive pressures; disruptions to our information technology systems, fluctuations in currency exchange rates against the U.S. dollar; our ability to successfully integrate our acquisitions; our ability to meet ESG goals and targets; and other risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2025, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	March 31, 2025	December 31, 2024
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$88,811	$106,336
Trade receivables, net	55,848	46,880
Other accounts receivable and prepaid expenses	76,090	82,651
Inventories	115,255	112,609

Total current assets	336,004	348,476

LONG-TERM ASSETS:

Severance pay fund	1,524	1,526
Deferred tax assets, net	2,704	2,910
Long-term deposits and prepaid expenses	4,818	4,750
Operating lease right-of-use assets	119,783	115,392
Property, plant and equipment, net (*)	74,361	75,724
Intangible assets, net	176	263

Total long-term assets	203,366	200,565

Total assets	$539,370	$549,041

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$3,560	$4,555
Trade payables	51,958	52,838
Related parties	200	206
Short term legal settlements and loss contingencies	40,357	42,706
Accrued expenses and other liabilities	55,533	51,383

Total current liabilities	151,608	151,688

LONG-TERM LIABILITIES:

Long-term bank and other loans	444	444
Legal settlements and loss contingencies long-term and other liabilities	9,753	9,492
Deferred tax liabilities, net	2,394	2,439
Long-term lease liabilities	109,897	107,313
Accrued severance pay	2,968	2,978
Long-term warranty provision	875	902

Total long-term liabilities	126,331	123,568

REDEEMABLE NON-CONTROLLING INTEREST	2,200	2,200

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	166,906	166,500
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(14,641)	(14,870)
Retained earnings	151,612	164,601

Total equity	259,231	271,585

Total liabilities and equity	$539,370	$549,041

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended Mar 31,
U.S. dollars in thousands (except per share data)	2025	2024
	(Unaudited)

Revenues	$99,558	$118,292
Cost of revenues	78,388	89,305

Gross profit	21,170	28,987

Operating expenses:
Research and development	1,437	1,212
Sales and Marketing	20,700	22,368
General and administrative	10,360	10,305
Restructuring expenses (*)	11	-
Legal settlements and loss contingencies, net	3,415	705

Total operating expenses	35,923	34,590

Operating loss	(14,753)	(5,603)
Finance income, net	(2,463)	(706)

Loss before taxes	(12,290)	(4,897)
Tax expenses, net	698	26

Net loss	$(12,988)	$(4,923)

Net loss (income) attributable to non-controlling interest	108	(164)

Net loss attributable to controlling interest	$(12,880)	$(5,087)
Basic net loss per ordinary share (**)	$(0.37)	$(0.15)
Diluted net loss per ordinary share (**)	$(0.37)	$(0.15)
Weighted average number of ordinary shares used in computing basic loss per ordinary share	34,551,999	34,534,185
Weighted average number of ordinary shares used in computing diluted loss per ordinary share	34,551,999	34,534,185

(*) Related to closed plants activities.
(**) The numerator for the calculation of net loss per share for the three months ended March  31, 2024, has been decreased by approximately $0.1 million, to reflect the adjustment to redemption value associated with the redeemable non-controlling interest.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Three months ended March 31,
U.S. dollars in thousands	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities:

Net loss	$(12,988)	$(4,923)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,424	4,328
Share-based compensation expense	406	585
Accrued severance pay, net	(9)	247
Changes in deferred tax, net	183	360
Capital loss (gain)	(7)	15
Legal settlemnets and loss contingencies, net	3,415	705
Decrease (increase) in trade receivables	(8,770)	627
Decrease in other accounts receivable and prepaid expenses	5,864	5,314
Decrease (increase) in inventories	(2,220)	15,944
Decrease in trade payables	(2,272)	(8,049)
Decrease in warranty provision	(73)	(235)
Changes in right of use assets	(3,939)	4,795
Changes in lease liabilities	2,630	(6,044)
Decrease in accrued expenses and other liabilities including related parties	(743)	(4,926)
Restructuring expenses and Impairment related to long lived assets	11	-
Net cash (used in) provided by operating activities	(15,088)	8,743

Cash flows from investing activities:

Purchase of property, plant and equipment	(1,684)	(2,797)
Proceeds from sale of property, plant and equipment	54	31
Decrease (increase) in long term deposits	(28)	(92)

Net cash used in investing activities	(1,658)	(2,858)

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(982)	(407)
Net cash used in financing activities	(982)	(407)

Effect of exchange rate differences on cash and cash equivalents	203	(449)

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(17,525)	5,029
Cash and cash equivalents and short-term bank deposits at beginning of the period	106,336	91,123

Cash and cash equivalents and short-term bank deposits at end of the period	$88,811	$96,152

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	386	(213)

Caesarstone Ltd. and its subsidiaries

	Three months ended Mar 31,
U.S. dollars in thousands	2025	2024
	(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$21,170	$28,987
Share-based compensation expense (a)	25	12
Amortization of assets related to acquisitions	68	71
Residual operating expenses (income) related to closed plants after closing	(4)	-
Other non recuring items	(152)	(152)
Adjusted Gross profit (Non-GAAP)	$21,107	$28,918

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.

Caesarstone Ltd. and its subsidiaries

	Three months ended Mar 31,
U.S. dollars in thousands	2025	2024
	(Unaudited)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(12,988)	$(4,923)
Finance income, net	(2,463)	(706)
Taxes on income	698	26
Depreciation and amortization	3,576	4,480
Legal settlements and loss contingencies, net (a)	3,415	705
Contingent consideration adjustment related to acquisition	-	25
Share-based compensation expense (b)	406	585
Restructuring expense (c)	11	-
Residual operating expenses related to closed plants after closing	408	595
Other non recuring items	(152)	(152)
Adjusted EBITDA (Non-GAAP)	$(7,089)	$635

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Related to closed plants activities.

Caesarstone Ltd. and its subsidiaries

	Three months ended Mar 31,
U.S. dollars in thousands (except per share data)	2025	2024
	(Unaudited)
Reconciliation of net loss attributable to controlling interest to adjusted net loss attributable to controlling interest:
Net loss attributable to controlling interest	$(12,880)	$(5,087)
Legal settlements and loss contingencies, net (a)	3,415	705
Contingent consideration adjustment related to acquisition	-	25
Amortization of assets related to acquisitions, net of tax	110	535
Share-based compensation expense (b)	406	585
Non cash revaluation of lease liabilities (c)	(1,597)	(1,567)
Restructuring expenses (d)	11	-
Residual operating expenses related to closed plants after closing	408	595
Other non recuring items	(152)	(152)
Total adjustments	2,601	726
Less tax on non-tax adjustments (e)	(148)	(4)
Total adjustments after tax	2,749	730

Adjusted net loss attributable to controlling interest (Non-GAAP)	$(10,131)	$(4,357)
Adjusted loss per share (f)	$(0.29)	$(0.13)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accordance with FASB ASC 842.
(d)	Related to closed plants activities.
(e)	Tax adjustments for the three and twelve months ended March 31, 2025 and 2024, based on the effective tax rates.
(f)	In calculating adjusted (Non-GAAP) loss per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended Mar 31,		Three months ended Mar 31,
U.S. dollars in thousands	2025	2024
	(Unaudited)		YoY % change	YoY % change CCB

USA	$49,141	$60,999	-19.4%	-19.4%
Canada	13,771	16,556	-16.8%	-11.5%
Latin America	292	776	-62.4%	-62.3%
America's	63,204	78,331	-19.3%	-18.5%

Australia	13,843	20,145	-31.3%	-28.2%
Asia	4,357	3,908	11.5%	13.9%
APAC	18,200	24,054	-24.3%	-21.3%

EMEA	13,152	11,535	14.0%	16.4%

Israel	5,002	4,372	14.4%	13.2%

Total Revenues	$99,558	$118,292	-15.8%	-14.5%